Exhibit 99.1

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

GUANGZHOU, PRC — November 5, 2010 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that it held its 2010 Annual General Meeting of Shareholders (“2010 AGM”) on November 5, 2010. Each of the proposals submitted for shareholder approval at the 2010 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1.	The re-election of Boquan He, Minjian Shi, Miao Chi, Meng Ann Lim, Wee Seng Tan and Bin Dai as directors of the Company; and

2.	The ratification of re-appointment of KPMG as the Company’s independent auditor for the financial year ending December 31, 2010.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand.  The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

For more information, please contact:

    Investor Contact:
    Vivian Chen, Investor Relations Senior Manager
    7 Days Group Holdings Limited
    Tel:   +86-20-8922-5858
    Email: IR@7daysinn.cn

    Investor Relations (HK):
    Ruby Yim, Managing Director
    Taylor Rafferty
    Tel:   +852-3196-3712

    Investor Relations (US):
    Mahmoud Siddig, Director
    Taylor Rafferty
    Tel:   +1-212-889-4350

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